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April 7, 2009

Ms. Terence O’Brien, Accounting Branch Chief
U.S. Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Griffon Corporation (File No. 001-06620)
Form 10-K for the Fiscal Year Ended September 30, 2008 (Filed December 15, 2008)
Definitive Proxy Statement (Filed December 29, 2008)

Dear Ms. O’Brien:

Griffon Corporation (“Griffon” or the “Company”) has received your correspondence dated March 27, 2009 and is responding to your comments herein. We are supplementally providing information in response to your comments. We understand that you may have additional comments upon your review of our responses.

Definitive Proxy Statement

Base Salary, page 19
1. We have considered your responses to our prior comment 9.  On page 15, you state that you pay a base salary that is “competitive with other diversified manufacturing companies” in the peer group, and that during the annual compensation review, the Compensation Committee “evaluates” the compensation of management versus selected comparators.  We understand that you believe that the committee does not benchmark compensation against the comparator companies, but you should explain how the committee uses the information in its evaluation.  For example, what is the purpose of the evaluation if not to set compensation consistent with some level or percentile of compensation paid by the comparator companies?  In addition, if the committee observes and considers where the actual compensation for each named executive officer falls in relation to the comparator companies, then please disclose the observations that the committee made that are material to its decisions about compensation of the named executive officers.

Response: Please be advised supplementally that the committee used the data points regarding selected comparators to ascertain that the base salary and compensation levels for the named executive officers being set by the committee were not inconsistent with the range of base salary and compensation levels of the comparator companies.  The data points were used to inform the committee that the compensation levels being set were within ranges established by the comparator companies.  The committee used these data points to better understand how the comparator companies are compensating their own senior executives.  The committee believes that it is important to review and understand the type and levels of compensation that the comparator companies are providing its executives so that Griffon is able to retain its named executive officers, and not have them recruited away (with the promise of increased compensation levels) by the comparator companies, companies that compete directly with Griffon for customers and talent, or others that compete locally, generally or indirectly with Griffon for executive level talent and personnel.  In future filings, we will disclose the observations that the committee makes that are material to its decisions about compensation of the named executive officers.

Ms. Terence O’Brien
U.S. Securities and Exchange Commission
April 7, 2009

2. We note that in response to our prior comment 13, you state that the committee takes into consideration, among other things, the performance of the officer and the other compensation elements and amount of previous grants of stock and options.  In the additional analysis that you have agreed to provide in your supplemental response, please ensure that you discuss what elements of the officer’s performance the committee considered in setting equity-based compensation and how the committee takes into account the other elements of compensation and previous grants of stock and options.

Response: Please be advised that, in the additional analysis, we will discuss what elements of the officer’s performance the committee considered in setting equity-based compensation and how the committee takes into account the other elements of compensation and previous grants of stock and options.

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Thank you for your comments. We trust that these responses are sufficient for your purposes. However, if you have further comments, please feel free to contact me.

Sincerely,

/s/ Patrick L. Alesia
Patrick L. Alesia
Chief Financial Officer